Exhibit 99.2

MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended December 31, 2011 and 2010
_______________________

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and nine months ended December 31, 2011 and 2010

This Management’s Discussion and Analysis (“MD&A”) of Keegan Resources Inc. (“Keegan” or the “Company”) has been prepared by management as of February 14, 2012 and should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended June 30, 2011 and the three and nine months ended December 31, 2011 and the related notes thereto. Beginning April 1, 2011, Keegan commenced reporting under International Financial Reporting Standards (“IFRS”). The unaudited condensed consolidated interim financial statements for the three and nine months ended December 31, 2011 have been prepared in accordance with IFRS with comparative information for 2010 restated under IFRS (see note 16 in the unaudited interim financial statements for reconciliations from Canadian generally accepted accounting principals (“GAAP”) to IFRS). All dollar amounts herein are expressed in United States dollars unless stated otherwise.

This MD&A contains Forward Looking Information. Please read the Cautionary Statements on page 24 carefully.

Highlights for the nine months ended December 31, 2011 and subsequent period to February 14, 2012

•
On February 14, 2012 the Company announced its first set of assay results from the Bilpraw Zone on its Esaase Project in south-west Ghana. The Bilpraw Zone occurs on the recently acquired Asuowin concession in an area of historic underground mining, which is located approximately four kilometers south of the Main Zone at Esaase. In the process of drilling in the area, the Company has discovered a zone significantly larger than the footprint of the historic mining. The Bilpraw Zone now extends over 500 metres of strike length and is still open to the south and at depth. Significant intercepts include:

Hole #4: 15 m of 1.65 g/t gold, 48 m of 2.01 g/t gold and 10 m of 2.13 g/t gold;
Hole #7: 6 m of 3.30 g/t gold and 19 m of 1.65 g/t gold; and
Hole #12: 18 m of 1.48 g/t gold.

•
On December 1, 2011 the Company announced that it entered into a purchase agreement (the "Agreement") with Yetollas Mining Enterprise (YME) to acquire 100% interest in the Asuowin Concession within the Asankrangwa gold belt, where Keegan's flagship Esaase Deposit occurs. The Agreement required Keegan to make cash payments of US$400,000.

The Property contains the historic Bilpraw Mine, which is located at a mineralized contact between sediments and a large intrusion that according to public records produced 6,938 tonnes of ore at 17 grams per tonne gold by Ashanti Mines in the early part of the 20th century. The property had minor exploration done in the 1980's by Mutual Ghana & Leo Shield Exploration Ghana N.L. Keegan is very interested in the high-grade potential of the area and has initiated a drill program.

•
On November 25, 2011, the Company entered into a written settlement agreement with two parties who together hold a 60% interest in the outcome of the litigation commenced in 2009 in Accra, Ghana involving the Company's Esaase Gold Property (“Esaase” or the “Property”). These parties acquired their interests in the Accra litigation pursuant to a settlement agreement reached in 2010 with the principal plaintiff in the Accra litigation, Sametro Co Ltd. and Sam Etroo, which settlement was entered into the Ghana High Court at Tarkwa. Keegan's partial settlement agreement provides that the two settling parties will receive an aggregate of $1.5 million conditional primarily upon acceptance of the agreement by the Ghanaian Court and certain other conditions all of which can be waived by Keegan in its sole discretion.

•
On November 17, 2011, the Company announced the latest assay results from its Esaase project drilling programs in southwest Ghana. This drill program focused on step out drilling in the E Zone, which has not yet been included in any resource estimate, and the B zone, which previously had an inferred resource based on relatively wide spaced drill holes. Both zones have returned substantial and significant gold values.

Gold intercepts in the E zone include 41 meters of 3.9 g/t Au (KRDD127), 47 meters of 3.19 g/t Au (KGR056), 26 meters of 2.47 g/t Au (KEDD105), and 41.3 meters of 1.62 g/t Au (KEDD049). The B zone intercepts include 34 meters of 1.85 g/t Au (KERC184), 36 meters of 1.54 g/t Au (KERC186), 55 meters of 0.99 g/t Au (KERC190), 35 meters of 1.35 g/t Au (KEDD256). So far, the 2011 program has delivered stronger and more consistent intercepts through the B zone than previously encountered.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and nine months ended December 31, 2011 and 2010

•
On September 22, 2011, the Company announced the results of its Pre-Feasibility Study (“PFS” or “Study”) for its Esaase project located near Kumasi, in southwestern Ghana, West Africa. Highlights of the PFS are as follows:

-	2.6 million ounces of gold produced over a 10.2 year mine life.

-	Plant capacity of 7.5 million tonnes per annum, with capacity to treat 9.0 million tonnes per year in early years of production when processing 100% oxide ore.

-	330,000 oz gold produced in Year 1, with a Life of Mine (“LOM”) average of 258,000 oz/yr.

-	$639 million after-tax Net Present Value (“NPV”) discounted at 5% and an Internal Rate of Return (“IRR”) of 32% (100% equity basis at $1,500/oz gold revenue applied to a $1,150/oz gold pit shell).

-	Capital cost of $506 million, utilizing a leased mining fleet. Cash costs of $693/oz gold produced including leasing costs for mining equipment (approximately $55/oz).

Infill drilling competed in conjunction with the PFS was used to prepare an updated Mineral Resource estimate with highlights as follows:

-	Measured and Indicated Resources of 98.7 million tonnes grading 1.1 g/t gold and containing 3.64 million ounces of gold (lower cutoff grade of 0.4 g/t gold).

-	Inferred Resoures of 45.9 million tonnes grading 1.1 g/t gold and containing 1.55 million ounces of gold (lower cutoff grade of 0.4 g/t gold).

Based on the positive results of the PFS, a portion of the Measured and Indicated Mineral Resources were converted to Proven and Probable (“P&P") Mineral Reserves with highlights as follows:

-	Total P&P Reserves of 79.4 million tonnes grading 1.1 g/t gold and containing 2.88 million ounces of gold (based on $1,150/oz gold pit shell).

•
On August 3, 2011, the Company announced that it had entered into an option agreement with Sky Gold Mines Limited ("SGM"), a private Ghanaian company, to acquire 100% interest in a four-part concession (hereinafter described as the "Sky Gold Concession") within the Asankrangwa gold belt.

•
On June 2, 2011, the Company announced assay results from its Esaase project drilling programs in five distinct areas of the project. 1) In its Main Zone resource infill program, the Company encountered significant, consistent gold intercepts including 138 m of 1.63 g/t Au, 116 m of 1.4 g/t Au, 85 m of 1.4 g/t Au, and 43 m of 1.89 g/t Au. 2) In its Main Zone resource expansion program, Keegan continues to encounter significant gold bearing intercepts in down dip step-out holes, including 100.9 meters of 1.64 g/t Au, 48 meters of 1.83 g/t Au, 155 meters of 0.64 g/t Au and 10 meters of 6.01 g/t Au. 3) At the D-1 Abuabo Zone, Keegan drilled 38 meters of 1.79 g/t Au (KGDD038) down dip from the current resource. 4) At the E zone to west of southern most resource area, recently discovered under alluvial cover, Keegan intercepted 26 meters of 1.23 g/t Au. 5) In a hole drilled 400 m to the north of the current extent of the Main Zone resource, Keegan intercepted 6 meters of 5.55 g/t.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and nine months ended December 31, 2011 and 2010

Description of the Business

The Company was incorporated on September 23, 1999 under the laws of British Columbia.  The Company is in the exploration and development stage and is focused on advancing its principal property, the Esaase Gold Project to commercial production through the completion of a feasibility study. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration. The Company’s shares trade on the Toronto Stock Exchange (“TSX”) and American Stock Exchange (“AMEX”) under the symbol “KGN”.

The Company continues to be well financed with cash and cash equivalents at December 31, 2011 of $206.6 million. Although the Company expects to have to raise additional capital, management has estimated that the Company will have adequate funds from existing working capital to meet corporate, development, administrative and property obligations for the coming 24 months, including the completion of the feasibility study on the Esaase property.

The Company has been judicious in its protection of the capital it has on hand by investing only in Guaranteed Investment Certificates and has no investments in asset-backed commercial paper.

The Company’s material properties consist of the Esaase project and the Asumura project as follows:

Esaase Gold Property

The Esaase Gold Property is located in the Amansi East District of Ghana, approximately 35km south west of the regional capital Kumasi. The property consists of several mining concessions, the three largest are the Esaase Concession, Jeni River Concession and Sky Gold Concession.  The Esaase Concession is approximately 10km in a northeast direction by 4km in a northwest direction covering 42.32 square kilometers.

The property was acquired through an option agreement with Sametro Co. Ltd. (“Sametro”) dated May 3, 2006. Under the terms of the agreement, the Company was to make a series of cash payments totaling $0.89 million, issue 780,000 common shares and incur minimum exploration expenditures of $2.25 million over a three year period.

During the year ended March 31, 2008, after having already made cash payments of $0.5 million, issued 40,000 common shares and completed the full exploration expenditure requirement, the Company renegotiated the option agreement so that all further cash and share payments were no longer owed. In lieu of these payments, the Company paid $0.85 million to a creditor of Sametro and issued 40,000 additional common shares to Sametro. Subsequent to these payments, the Company was granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the royalty and government commitments.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid $50,000 to the Bonte Liquidation Committee and $50,000 to the Minerals Commission of Ghana for the title transfer.

Both are governed by mining leases that grant the Ghanaian government a standard 10% carried interest and a 5% royalty and the Bonte Liquidation Committee a 0.5% royalty. Subsequent to the granting of these mining leases, the Ghanaian government amended the royalty scheme in Ghana. (See “Ghanaian mining royalties” in this section).

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and nine months ended December 31, 2011 and 2010

Acquisitions during the nine months ended December 31, 2011

On December 1, 2011 the Company announced that it had entered into a purchase agreement (the "Agreement") with Yetollas Mining Enterprise (“YME”) to acquire 100% interest in the Asuowin Concession within the Asankrangwa gold belt, where Keegan's flagship Esaase deposit occurs. The Agreement required Keegan to make cash payments of US$400,000.

The Asuowin Concession contains the historic Bilpraw Mine, which is located at a mineralized contact between sediments and a large intrusion that according to public records produced 6,938 tonnes of ore at 17 grams per tonne gold by Ashanti Mines in the early part of the 20th century. The property had minor exploration done in the 1980's by Mutual Ghana & Leo Shield Exploration Ghana N.L. Keegan is very interested in the high-grade potential of the area and has initiated a drill program.

On August 3, 2011, the Company announced that it had entered into an option agreement with Sky Gold Mines Limited ("SGM"), a private Ghanaian company, to acquire 100% interest in a four-part concession (hereinafter described as the "Sky Gold Concession") within the Asankrangwa gold belt, where its flagship Esaase deposit occurs. The cumulative land position of the Sky Gold Concession is over 118 sq km, which, when added to the existing property, brings Keegan's total land position to more than 216 sq. km. The Agreement requires Keegan to make cash payments of $0.4 million and to issue 50,000 KGN shares on or before the third anniversary of signing. Of these amounts $0.14 million has been paid and 20,000 shares are outstanding as issuable; the remaining cash and share payments are optional. SGM retains a 2% NSR of which Keegan has an option to buy half (1% of 2%) for $5 million and has a first right of refusal to purchase the remainder.

Keegan’s Esaase Project: Current property position.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and nine months ended December 31, 2011 and 2010

For the nine months ended December 31, 2011, the Company incurred $16.9 million of exploration and evaluation expenditures on its Esaase Gold Property. These costs were spent on continuing the exploration and evaluation drill program, further defining the existing resource through infill and exploration drilling and engineering, geotechnical and metallurgical drill programs and development and engineering studies in support of the Company’s pre-feasibility and feasibility studies.

The results of the PFS for the Esaase project indicate the technical feasibility and commercial viability of the extraction of mineral resources in the area. As per the Company’s accounting policy for exploration and evaluation expenditures (refer to note 3(g) in the unaudited consolidated interim financial statements for the period ended June 30, 2011), once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, further cost incurred for the development of the project are capitalized as mineral interests. Based on the positive result of the PFS the Company now has Proven and Probable Mineral reserves and effective October 1, 2011 began capitalizing costs associated with the development of the Esaase project. In the three months ended December 31, 2011 the Company capitalized $5.4 million of development costs to mineral interests.

In addition, the Company incurred a total of $0.77 million in acquisition costs including an option payment to SGM for $0.11 million and accrued $0.16 million for 20,000 shares outstanding to SGM, paid $0.1 million as partial settlement of the Esaase option agreement suit and paid $0.4 million for the Asuowin Concession.

	Three months ended December 31		Nine months ended December 31
	2011	2010	2011	2010

Esaase:
Camp operations	$-	$166,119	$1,203,311	$454,502
Development support costs	-	523,812	530,522	1,145,839
Equipment and infrastructure	-	169,633	870,177	463,348
Engineering studies	-	613,338	3,073,482	1,128,114
Exploration drilling	889,647	1,168,780	2,365,200	4,637,801
Exploration support costs	252,397	1,193,616	1,514,781	3,024,704
Health and environmental	-	188,513	1,203,192	641,075
Technical and in-fill drilling	-	979,024	3,964,831	1,908,262
Share-based compensation	114,632	851,786	2,174,385	1,855,838
	1,256,676	5,854,621	16,899,881	15,259,483
Asumura:	-	467,430	-	1,187,207

Total project expenditures for the period	$1,256,676	$6,322,051	$16,899,881	$16,446,690

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and nine months ended December 31, 2011 and 2010

Mineral resource update

On November 4, 2011, the Company released an updated resource estimate for the Esaase Gold Project. The updated resource includes 3.64 million ounces of gold (an increase of 13%) in a Measured and Indicated Resource category with an average grade of 1.1 g/t Au at a 0.4 g/t Au cutoff and 1.55 million ounces of gold in an Inferred Resource category at an average grade of 1.1 g/t Au applying a 0.4 g/t Au cut-off for a total Measured, Indicated and Inferred Resource of 5.19 million ounces of gold. A total of 1,201 drillholes (237,260 meters drilled) have been completed, of which 915 of these drillholes were used for the resource estimation study.

Esaase Gold Project – Global Resource Estimate
(See 43-101 technical report available on SEDAR.com)
Multiple Indicator Kriging Estimate (8mE x 10mN x 5mRL Selective Mining Unit), with with
Ordinary Kriging Estimate (20mE x 20mN x 10mRL and 20mE x 40mN x 10mRL Parent Cells)

	Lower Cutoff Grade (g/t Au)	Tonnes (Mt)	Average Grade (g/t Au)	Ounces (Kozs)
Measured	0.3	5.34	1.2	200
	0.4	5.03	1.2	196
	0.5	4.66	1.3	191
	0.6	4.21	1.4	183
	0.7	3.73	1.4	173
	0.8	3.26	1.5	162
	0.9	2.83	1.7	150
	1	2.44	1.8	139
Indicated	0.3	102.90	1.1	3,543
	0.4	93.71	1.1	3,441
	0.5	83.03	1.2	3,288
	0.6	72.04	1.3	3,096
	0.7	61.67	1.5	2,882
	0.8	52.51	1.6	2,663
	0.9	44.72	1.7	2,451
	1.0	38.14	1.8	2,251
Inferred	0.3	50.04	1.0	1,598
	0.4	45.90	1.1	1,553
	0.5	40.54	1.1	1,476
	0.6	34.82	1.2	1,375
	0.7	29.39	1.3	1,262
	0.8	24.79	1.4	1,153
	0.9	20.61	1.6	1,039
	1.0	17.12	1.7	932
Note: appropriate rounding has been applied

Resource estimates for the Project were generated by Coffey Mining on the basis of analytical results available up to June 13, 2011. The resource model was derived via geological interpretation and modelling of the mineralized zones.

Multiple Indicator Kriging (‘MIK’) estimation with indirect lognormal change of support to emulate mining selectivity was selected as an appropriate estimation method based on the quantity and spacing of available data, and the interpreted controls on, and styles of, mineralization under review. Various satellite-mineralized bodies to the main body of mineralization also exist and have been estimated via Ordinary Kriging (‘OK’).

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and nine months ended December 31, 2011 and 2010

Coffey Mining also completed a detailed assessment of all analytical quality control data applied in resource estimation. At the time of resource estimation, no material bias had been identified, and the analytical precision for both field duplicate and re-assay data generally lie within accepted industry limits.

This summarized Resource Statement was determined as at 1st August 2011 and has been prepared and reported in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of June 2011 and the classifications adopted by CIM Council on November 27th 2010. The resource estimate has been classified as a Measured, Indicated and Inferred Resource based on the confidence of the input data, geological interpretation, and grade estimation. It should be noted that mineral resources that are not mineral reserves do not have demonstrated economic viability.

All of the zones remain open along strike and down dip and the Company continues to drill the concession to continue to expand the resources, particularly at depth on the main zone and along strike on the B and D zone, where Keegan is continuing to intercept mineralization.

The Company continues to advance its project development studies with the goal to begin mine construction in the fiscal year 2013. The Company has initiated field and development work to support a full Feasibility Study to be undertaken with completion targeted for the first half of the calendar year 2012.

Prefeasibility study

A PFS of the Project was completed in September 2011. The PFS was based on a gold price of $1,150 per ounce and a mill throughput rate of 9.0Mtpa for oxide material and 7.5Mtpa for fresh material.

Development of the Project, with an estimated initial capital expenditure of $506M, will take an estimated 33 months from full project go-ahead to first gold production, followed by just over 10 years of process plant operations and one to two years of closure and rehabilitation activities. The Project is anticipated to recover 2.6Moz of gold at an average cash cost, inclusive of refining costs and royalties, of $772/oz. The exploration potential of the Esaase property is not reflected in the PFS nor are all of the Company’s mineral resources.

A cashflow financial model developed for the Project as part of the PFS indicates after tax economics at various gold prices as follows:

Gold Price ($/Oz)	NPV (5%) ($ millions)	IRR%	Payback Period (years)
$1,800	$1,037	45%	1.5
$1,500	$639	32%	2.2
$1,300	$373	22%	3.1
$1,150	$171	13%	4.7

Engineering and estimating undertaken to define the project scope and develop cost estimates is sufficient to support a PFS level of accuracy (±25%).

The results of the PFS do not reflect the proposed changes to the Ghanaian tax system announced during the three months ended December 31, 2011. If approved, the corporate tax rate would rise from 25% to 35% and capital deductions would be reduced from current rates to a straight-line depreciation of 20% per year over 5 years.  Both of these changes would have a negative impact on the economics of the project.  In addition, a windfall tax is being considered by the Ghanaian government.  It is not clear at this time how such a tax would be applied and what impact it may have on the project.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and nine months ended December 31, 2011 and 2010

Mineral reserves

Based on the positive outcome of the PFS the following Mineral Reserves were reported in accordance with Canadian National Instrument 43-101, ‘Standards of Disclosure for Mineral Projects’ of June 2011 and the classifications adopted by CIM Council in November 2010.

The Mineral Reserve was based on a cutoff of 0.4g/t Au and was determined as of September 1, 2011.

All stated Mineral Reserves are completely included within the Resources as shown in the “Mineral Resource Update” section above.

Deposit	Mineral Reserves
	Proven			Probable			Total
	Tonnes (Mt)	Grade (g/t)	Insitu Au (koz)	Tonnes (Mt)	Grade (g/t)	Insitu Au (koz)	Tonnes (Mt)	Grade (g/t)	Insitu Au (koz)
Esaase	5.1	1.2	199	74.3	1.1	2,685	79.4	1.1	2,884

Continued exploration

On November 17, 2011, the Company announced the latest assay results from its Esaase project drilling programs in southwest Ghana. This drill program focused on step out drilling in the E Zone, which has not yet been included in any resource estimate, and the B zone, which previously had an inferred resource based on relatively wide spaced drill holes. Both zones have returned substantial and significant gold values.

Gold intercepts in the E zone include 41 meters of 3.9 g/t Au (KRDD127), 47 meters of 3.19 g/t Au (KGR056), 26 meters of 2.47 g/t Au (KEDD105), and 41.3 meters of 1.62 g/t Au (KEDD049). The B zone intercepts include 34 meters of 1.85 g/t Au (KERC184), 36 meters of 1.54 g/t Au (KERC186), 55 meters of 0.99 g/t Au (KERC190), 35 meters of 1.35 g/t Au (KEDD256). So far, the 2011 program has delivered stronger and more consistent intercepts through the B zone than previously encountered.

On June 2, 2011, the Company announced additional assay results from its Esaase project drilling programs in five distinct areas of the project: 1) In its Main Zone resource infill program, the Company encountered significant, consistent gold intercepts including 138 m of 1.63 g/t Au, 116 m of 1.4 g/t Au, 85 m of 1.4 g/t Au, and 43 m of 1.89 g/t Au. 2) In its Main Zone resource expansion program, Keegan continues to encounter significant gold bearing intercepts in down dip step-out holes, including 100.9 meters of 1.64 g/t Au, 48 meters of 1.83 g/t Au, 155 meters of 0.64 g/t Au and 10 meters of 6.01 g/t Au. 3) At the D-1 Abuabo Zone, Keegan drilled 38 meters of 1.79 g/t Au (KGDD038) down dip from the current resource. 4) At the E zone to west of southern most resource area, recently discovered under alluvial cover, Keegan intercepted 26 meters of 1.23 g/t Au. 5) In a hole drilled 400 m to the north of the current extent of the Main Zone resource, Keegan intercepted 6 meters of 5.55 g/t.

The most recent drill results on the Esaase Gold Property may be found at www.keeganresources.com.

Free carried interest to the Ghanaian government

Pursuant to the provisions of the Ghanaian Minerals and Mining Act of 2006, effective in the fourth quarter of the fiscal year 2011, the Ghanaian government acquired, for zero proceeds, a 10% free carried interest in the rights and obligations of the mineral operations of both Esaase Gold Property and Keegan Resources Ghana Limited (“Keegan Ghana”). Keegan Ghana has reserved for issue 10% of its common shares to the Ghanaian government, and one government representative was appointed to its Board of Directors. The 10% ownership stake represents a non-participating interest where the Ghanaian Government is entitled to 10% of declared dividends from the net profit of Keegan Ghana at the end of a financial year but does not have to contribute to its capital investment.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and nine months ended December 31, 2011 and 2010

Ghanaian mining royalties

On March 19th, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703), which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The section now states that a holder of a mining lease, restricted mining lease, or small-scale mining license shall pay royalty in respect of minerals obtained from its mining operations to the Republic of Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder. Currently, uncertainty exists on how this amendment will affect the Esaase Gold Property’s existing mining lease and whether this rate will change as the Company goes through negotiations with the government with respect to a stability or development agreement for the project.

Esaase option agreement suit

Keegan Ghana was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by Sametro Co Ltd., the company that had originally optioned the Esaase gold property to the Company (the “Litigation”). The Plaintiff is alleging certain irregularities in connection with the closing of the option resulting in Keegan Ghana’s acquisition of the Esaase gold property and the issuing of the requisite regulatory approvals under Ghanaian law. Keegan Ghana has refuted the allegations on grounds that it had at all material times acted legally and in good faith and has therefore filed a defense and counter-claim against the Plaintiff.

Effective November 24, 2011, the Company entered into a written settlement agreement with two parties who together hold a 60% interest in the outcome of the Litigation. These parties acquired their interests in the Litigation pursuant to a settlement agreement reached in 2010 with the principal plaintiff, Sametro Co Ltd. that was entered into the Ghana High Court at Tarkwa. Keegan's partial settlement agreement provides that the two settling parties will receive an aggregate of $1.5 million conditional primarily upon acceptance of the agreement by the Ghanaian Court and certain other conditions all of which can be waived by Keegan in its sole discretion. During the three months ended December 31, 2011 Keegan made payments totaling $0.1 million and recorded a current liability of $1.4 million for the remainder of the settlement amount. These amonts have been capitalized to mineral interests.

The Company continues to view the remaining litigation as without legal merit and the claim will be vigorously defended.  The Ghana Minerals Commission has also denied the allegations and filed a defense to the suit. The Company’s potential liability for damages, if any, is currently not determinable.

Asumura Gold Property

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa.

The Asumura property is subject to a 3.5% NSR royalty; 50% of which may be purchased for US$2,000,000 from GTE and the remaining 50% may be purchased for an additional US$4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a further 5% royalty and 10% carried interest by the Ghanaian government.

During the second quarter of the fiscal year ending March 31, 2011, the Company initiated its drill program on the Asumura Gold Property. With the completion of the field program in March 2011, management is in the process of reviewing its technical data to determine the next phase for the project. The Company did not incur any exploration and evaluation expenditures on the Asumura property during the nine months ended December 31, 2011.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and nine months ended December 31, 2011 and 2010

Exploration and Mineral Resources

In 2008, Keegan released an intercept of 14m of 4.48 g/t Au from the NW target at Asumura, with additional results confirming bedrock mineralization over a two-kilometer strike length. Surface sampling on the Asumura property continued and Keegan completed a 5,000-meter drill program consisting of core holes focusing on five primary target areas.

Qualified Person

The revised resource estimate issued under the Company’s most recent NI 43-101 technical report dated September 22, 2011 was prepared by Coffey Mining and provides a summary of the PFS that was completed in September 2011, which is available at www.sedar.com. The independent Qualified Persons, under the standards set forth by National Instrument 43-101, for this report are Mr. Brian Wolfe, Mr. Harry Warries and Mr. Christopher Waller, all members of the AusIMM. This technical report supersedes other technical disclosures previously made by Keegan, namely the previous resource estimate (February 2011) and the Preliminary Economic Analysis (May 2010).

Ms. Andrea Zaradic, P. Eng., a registered professional engineer, is the Company's designated Qualified Person for the purposes of the PFS.

RC samples were taken at one-meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Pty Ltd, utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. Core portions of the drill holes consist predominantly of HQ core. They were logged and sawn on site with half samples sent to the lab. All samples are analyzed for gold using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. In Tarkwa, Ghana, SGS Labs in Tarkwa, Ghana, and ALS Chemex Labs in Kumasi, Ghana. QA/QC programs emplaced by Keegan and Coffey Mining show industry acceptable precision and accuracy limits on both Certified Standards and duplicate samples. Coffey Mining Pty Ltd, under the direction of Brian Wolfe, who is a Qualified Person with respect to NI 43-101, validated the database and QA/QC programs, supervised the wireframing of the grade shells, and performed the variography, block modeling, multiple indicator and ordinary kriging and resource estimate.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and nine months ended December 31, 2011 and 2010

Results of Operations

	Three months ended		Nine months ended
	December 31,		December 31,
	2011	2010	2011	2010

Administration expenses:
Amortization	$63,611	$28,838	$178,395	71,169
Bank charges and interest	10,628	9,006	47,302	22,167
Consulting fees, directors’ fees and
wages and benefits	1,277,826	578,642	2,840,150	1,672,011
Office, rent and administration	276,897	171,347	833,925	542,382
Professional fees	192,918	157,442	445,597	494,569
Regulatory fees, transfer agent and
shareholder information	74,911	62,535	226,990	130,401
Share-based compensation	1,172,393	982,438	6,639,656	4,266,328
Travel, promotion and investor relations	763,702	216,103	1,367,017	697,204
	3,832,886	2,206,351	12,579,032	7,896,231

Exploration and evaluation expenditures	1,256,676	6,322,051	16,899,881	16,446,690

Other expenses (income):
Interest and other income	(383,849)	(72,582)	(1,402,772)	(202,015)
Gain on sale of marketable securities	-	(212,103)	-	(212,103)
Accretion expense	61,428	-	184,284	-
Foreign currency warrant revaluation	(92,318)	(2,346)	(762,318)	328,834
Foreign exchange (gain) loss	(2,045,284)	(683,921)	2,612,318	(6,117)
	(2,460,023)	(970,952)	631,512	(91,401)

Loss before future income tax expense	2,629,539	7,557,450	30,110,425	24,251,520

Future income tax expense	-	22,455	-

Loss for the period	2,629,539	7,579,905	30,110,425	24,251,520

Adjustment for fair value of marketable securities	-	-28,557	-	(185,740)

Reclassification of gain on disposal of	-
marketable securities	-	185,740	-	185,740
Comprehensive loss for the period	2,629,539	7,737,088	30,110,425	24,251,520

Loss per share – basic and diluted	$0.03	$0.17	$0.40	$0.53

Weighted average number of
shares outstanding	75,434,316	46,128,002	75,290,519	45,719,443

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and nine months ended December 31, 2011 and 2010

Three months ended December 31, 2011 and 2010

During the three months ended December 31, 2011, Keegan incurred a net loss of $2.6 million or $0.03 per share compared to a net loss of $7.7 million or $0.17 per share during the same period in the previous year, a decrease of $5.1 million or approximately 66%.

Exploration and evaluation expenditures were $1.3 million during the three months ended December 31, 2011 as compared to $6.3 million in the same period of the previous year, a decrease of $5.0 million or 79%. The decrease relates to accounting treatment of development costs since the positive results of the PFS. Commencing October 1, 2011, the Company is now capitalizing all development costs associated with the Esaase Gold Project. Exploration and evaluation expenditures will now reflect those expenditures incurred to identify new deposits outside of the main Esaase deposit. Overall, the $5.0 million decrease in exploration and evaluation reflect an increase of $5.4 million of development activities that were capitalized to mineral interests during the period.

Administration expenses incurred during the three months ended December 31, 2011 increased by $1.6 million or approximately 73% as compared to the same period in the previous year. The main reason for this increase was an increase in consulting fees, directors’ fees and wages and benefits (by $0.7 million or 120%) as a result of additional employees added in both the Canadian and Ghanaian administration offices to support the Company as it moves forward with its development plans for the Esaase property. The Company also made severance payments totaling approximately $0.4 million.

Other significant increases in administration include the following:

-
share-based compensation expense (by $0.2 million or 19%). These share-based option grants relate to the expansion of the executive and technical teams as the Company moves forward with its development of the Esaase property.

-	office, rent and administrative costs (by $0.1 million or 58%), consistent with the expansion of the Company’s administrative infrastructure and operations.
-
travel, promotion and investor relations (by $0.5 million or 253%), due to an increase in travel between the corporate office and Ghana and an increase in travel to investment conferences and roadshows.

Other income for the three months ended December 31, 2011 was $2.5 million as compared to $1.0 million in the same period in the previous year, an increase of $1.5 million (150%). This change is mostly related to foreign exchange gain of $2.0 million on Canadian dollar monetary assets and created by a strengthening Canadian dollar. The Company holds approximately $62 million dollars in Canadian cash and cash equivalents. Other income also increased due to an increase in investment income (by $0.3 million or 428%) from the invested proceeds from the Company’s $213 million bought deal financing in the second half of the fiscal year 2011.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and nine months ended December 31, 2011 and 2010

Nine months ended December 31, 2011 and 2010

During the nine months ended December 31, 2011, Keegan incurred a net loss of $30.1 million or $0.40 per share compared to a net loss of $24.3 million or $0.53 per share during the same period in the previous year, an increase of $5.8 million or approximately 24%.

Exploration and evaluation expenditures were $16.9 million during the nine months ended December 31, 2011 as compared to $16.4 million in the same period of the previous year, an increase of $0.5 million or 3%. This increase does not reflect the $5.4 million of development acitivities that were capitalized to mineral interests during the period as a result of the positive PFS. Commencing October 1, 2011, the Company is now capitalizing all development costs associated with the Esaase Gold Project. Exploration and evaluation expenditures will now reflect those expenditures incurred to identify new deposits outside of the main Esaase deposit. Overall, exploration and evaluation and development costs for the year increased by $5.9 million over the same period in the prior year due to increased activities relating to the completion of the PFS and the continued work towards completion of a feasibility study.

Administration expenses incurred during the nine months ended December 31, 2011 increased by $4.7 million or approximately 59% as compared to the same period in the previous year. The main reason for this increase was an increase in share-based compensation expense of $2.3 million. The total share-based compensation expense in the period was $6.6 million as compared to $4.3 million in the same period of the previous year. The increase resulted from the granting of 2.5 million stock options at an exercise price of $8.00 during the last quarter of fiscal year 2011 and that have continued to vest during the nine months ended September 30, 2011. In addition during the period the Company also granted two tranches of share-based options, including 235,000 at C$7.55 per share and 140,000 at $7.66 per share. These share-based option grants relate to the expansion of the executive and technical teams as the Company moves forward with its development of the Esaase property.

Other significant increases in administration include the following:

-
consulting fees, directors’ fees and wages (by $1.2 million or 69%) as a result of additional employees added in both the Canadian and Ghanaian administration offices to support the Company as it moves forward with its development plans for the Esaase property. The Company also made severance payments totaling approximately $0.4 million.

-	office, rent and administrative costs (by $0.3 million or 50%), consistent with the expansion of the Company’s administrative infrastructure and operations.
-
Travel, promotion and investor relations (by $0.7 million or 96%), due to an increase in travel between the corporate office and Ghana and an increase in travel to investment conferences and roadshows.

Other expenses for the nine months ended December 31, 2011 were $0.6 million as compared to income of $0.1 million in the same period in the previous year, an increase of $0.7 million. This change is mostly related to foreign exchange loss on Canadian dollar monetary assets of $2.6 million and created by a weakening Canadian dollar while the Company held cash in Canadian dollars. This loss was offset by an increase in investment income (by $1.2 million or 594%) from the invested proceeds from the Company’s $213 million bought deal financing in the second half of the fiscal year 2011. The other offset to other expenses was a gain related to the revaluation of the foreign currency warrant of $0.8 million.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and nine months ended December 31, 2011 and 2010

Summary of Quarterly Results

The Company’s current period financial results varied from the last eight reporting periods due the results of the Company’s PFS for the Esaase project. The results of the PFS indicate the technical feasibility and commercial viability of the extraction of mineral resources in the area. As per the Company’s accounting policy for exploration and evaluation expenditures (refer to note 3(g) in the unaudited consolidated interim financial statements for the period ended June 30, 2011), once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, further cost incurred for the development of the project are capitalized as mineral interests. Based on the positive result of the PFS the company now has Proven and Probable Mineral reserves and effective October 1, 2011 began capitalizing costs associated with the development of the Esaase Gold Project.

Loss for the three months ended December 31, 2011 decreased significantly because $5.4 million of development expenditures were capitalized to mineral interests instead of being expensed as in prior periods.

The following table is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and other income	Loss	Comprehensive loss	Loss per share
December 31, 2011	$383,849	$2,629,539	$2,629,539	$0.03
September 30, 2011	$392,092	$15,209,773	$15,209,773	$0.20
June 30, 2011	$626,831	$12,271,113	$12,271,113	$0.16
March 31, 2011	$280,720	$11,119,519	$11,119,519	$0.19
December 31, 2010	$72,582	$7,577,325	$7,577,325	$0.16
September 30, 2010	$66,047	$7,154,585	$6,997,402	$0.16
June 30, 2010	$63,386	$9,517,030	$9,517,030	$0.21
March 31, 2010(1)	C $26,031	C$ 1,590,680	C$ 1,590,680	C$ 0.04

(1) Information for fiscal year 2010 is presented in Canadian dollars and in accordance with Canadian GAAP and has not been restated in accordance with IFRS.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and nine months ended December 31, 2011 and 2010

Liquidity and Capital Resources

The Company had working capital of $203.6 million at December 31, 2011 compared to $231.5 million at March 31, 2011, representing a decrease in working capital of $27.9 million. As at December 31, 2011, the Company had cash and cash equivalents of $206.6 million compared to cash and cash equivalents of $236.3 million as at March 31, 2011.

During the nine months ended December 31, 2011, an aggregate of 616,250 common shares were issued for gross proceeds of $2.2 million on exercise of share based options.

During the nine months ended December 31, 2011, Keegan expended $14.7 million in exploration and evaluation expenditures and $5.7 million in administrative expenses (these expenditures do not including share-based compensation or amortization and are net of changes in working capital) and $6.3 million for the acquisition of mineral concessions, capitalized development costs and plant and equipment.

Keegan’s plan of operations for fiscal 2012 is to:

(a)	continue the feasibility study program for the Esaase project, with an expected completion in fiscal 2013;

(b)
continue exploration at Esaase to add to the existing resource estimates and convert additional resources to an indicated resources category.  Exploration will consist of reverse circulation and core drilling of current exploration and resource extension targets including down dip on the deposit, with-in the Dawohodo concession and along the B and D zones to the north east of the deposit;

(c)	commence detailed engineering studies for the ultimate design and operation of facilities at Esaase and review potential purchases for long-lead capital purchases;

(d)	continue working with local communities, the Ghanaian government and the EPA to both advance community relations and the permitting of the Esaase project.

The Company believes it currently has sufficient working capital on hand to meet its expected capital requirements for the coming 24 months.  Additional funds may be received through the exercise of outstanding common stock warrants and options or through the sale of additional common shares either as a private placement or common stock offering.  The Company may also consider other forms of project financing that may include but won’t be limited to debt.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and nine months ended December 31, 2011 and 2010

As at December 31, 2011, the other sources of funds potentially available to the Company are through the exercise of 284,050 broker warrants with an exercise price of $7.50 and of the outstanding share-based options with terms as follows:

Exercise price	Number outstanding at December 31, 2011	Expiry date	Number exercisable at December 31, 2011

C$4.20	365,000	February 5, 2013	365,000
C$1.12	12,500	January 15, 2014	12,500
C$3.31	70,000	June 2, 2014	70,000
C$3.10	225,000	July 2, 2014	225,000
C$3.10	75,000	July 17, 2014	75,000
C$4.01	345,000	October 6, 2014	345,000
C$6.50	220,000	December 13, 2014	220,000
C$6.19	1,412,500	May 26, 2015	1,412,500
C$7.83	105,000	October 20, 2015	76,250
C$9.00	225,000	November 30, 2015	168,750
C$8.00	2,480,000	March 17, 2016	1,550,000
C$7.55	235,000	July 8, 2016	88,125
C$7.66	140,000	August 2, 2016	52,500
	5,910,000		4,660,625
Weighted average contractual life remaining at December 31, 2011	3.59		3.41

There can be no assurance, whatsoever, that any of these outstanding securities will be exercised.

During the years, financing for the Company’s operations has been funded primarily from share issuances through private placements and the exercise of warrants and share-based options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

The Company is in the process of acquiring and exploring its interests in resource properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of expenditures incurred to earn an interest in its resource properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the resource properties.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and nine months ended December 31, 2011 and 2010

Commitments

As at December 31, 2011, the Company has contractual commitments with certain service providers in Ghana and Canada. The amounts due under these contracts are as follows and are payable in the corresponding fiscal year:

Fiscal year:
2012	$139,734
2013	558,936
2014	558,936
2015	558,936
2016	93,156

$1,909,698

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and nine months ended December 31, 2011 and 2010

Reconciliation of previous financings

Reconciliation of Use of Proceeds from February 2011 Offering

Esaase Property Costs			Budget ($ 000s)	Actual ($ 000s)
Phase 1	Exploration	Drilling Assaying	11,200 1,680	2,365 1,515
	Development	Drilling	5,750	4,183
		Technical Drilling (Hydrogeo & Percussion)	500	-
		Assaying Metallurgy	862 500	- -
		Engineering Studies	2,250	5,564
		Wages and Overhead-Owners Development Team	2,000	757
	Health Safety Environment and Community (HSEC)		1,750	2,371
	Contingency (15%)		3,973	2,964
	Sub-Total:		30,466	19,719
Phase 2 (First 12 Months Only)	Engineering, Procurement, Construction Management		18,000	-
	Pre-Production excavation		3,750	-
	Infrastructure		7,000	-
	Mining Equipment Fleet		24,000	-
	Long Lead Process Plant Items		9,000	-
	Health Safety Environment and Community (HSEC)		1,750	-
	Camp Costs Camp Construction & Vehicles	Camp Operational Costs Camp Construction & Vehicles	9,472 5,000	- -
	Wages and Overhead-Owners Development Team		4,000	-
	Contingency (15%)		12,295	-
	Sub-Total:		94,268	-
Total 24 month budget for Esaase Property			124,735	19,719
Corporate development and overhead (estimated at $500,000 per month)			12,000	5,761
Unallocated working capital and potential acquisitions			72,865	2,156
Total Use of Proceeds			$209,600	$27,636

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and nine months ended December 31, 2011 and 2010

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Transactions with Related Parties

The Company has a consulting agreement with “Rock-on Exploration Ltd.”, a private company controlled by a director of the Company in the amount of $ 10,000 per month plus benefits. During the nine months ended December 31, 2011, the Company paid consulting fees and benefits of $106,110 (2010 - $206,695) under this agreement.

Included in professional fees is $nil (2010 - $15,414) for accounting fees to “Tony M. Ricci, Inc.”, a private company controlled by an officer of the Company during the nine months ended December 31, 2011.

During the nine months ended December 31, 2011, the Company charged a total of $836,126 (2010 - $119,852) for the recovery of shared administrative costs to Cayden Resources Inc., Stratton Resources Inc. and Georgetown Capital Corp. – publicly listed companies with directors and officers in common.

These transactions were conducted in the normal course of operations and were measured at their fair value as determined by management. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

Included in accounts payable and accrued liabilities, as at December 31, 2011, is $37,918 (March 31, 2011 - $99,386) owing to “Rock-on Exploration Ltd.”

Included in accounts receivable, as at December 31, 2011, is a total of $93,503 (March 31, 2011 - $26,401) due from Cayden Resources Inc., Stratton Resources Inc. and Georgetown Capital Corp. for reimbursable expenses.

Subsequent Events

On January 10, 2012, director Rob McLeod resigned for personal reasons.

On January 30, 2012, the Company announced that director Shawn Wallace had been appointed Chief Executive Officer (“CEO”) of the Company by the Board as a replacement for Maurice Tagami who stepped down as President, CEO and director on the same date.

Proposed Transactions

None

Critical Accounting Estimates

The presentation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of long-lived assets including mineral properties, amortization of furniture, equipment and leasehold improvements and the valuation of stock-based compensation. Actual results could differ from those estimates.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and nine months ended December 31, 2011 and 2010

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Asset retirement obligations: The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred. The discount used to calculate the present value is the Company’s estimated cost of capital. Future costs are calculated using an estimated inflation rate in the country that the third party costs are expected to be incurred. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

The assumptions used to determined the Company’s asset retirement obligation are as follows:

Esaase project	Nine months ended	Nine months ended
	December 31, 2011	December 31, 2010

Undiscounted and uninflated estimated future cash obligation	$8,186,463	$49,860
Expected term until settlement	13 years	1 years
Discount rate	3.46%	-

Stock-based compensation: The Company accounts for all stock-based payments and awards made to employees and non-employees under the fair value based method. Fair value is estimated using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Development costs: Based on the positive results of the PFS, effective October 1, 2011, the Company commenced capitalizing all development costs associated with the Esaase Gold Project. Exploration and evaluation expenditures will now reflect those expenditures incurred to identify new deposits outside of the main Esaase deposit.

Changes in Accounting Policies including Initial Adoption

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that IFRS, as issued by the International Accounting Standards Board (“IASB”), will replace Canadian GAAP for publicly accountable enterprises and must be adopted for fiscal years beginning on or after January 1, 2011.

As a result, Keegan now reports under IFRS for interim and annual periods beginning April 1, 2011, with comparative information for the prior fiscal year restated under IFRS. Adoption of IFRS requires the Company to make certain accounting policy choices. Refer to notes 2, 3 and 16 in the unaudited consolidated interim financial statements for the period ended December 31, 2011 for details on the adoption of IFRS, including the significant accounting policies, IFRS exemptions applied and for reconciliations from Canadian generally accepted accounting principles to IFRS.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and nine months ended December 31, 2011 and 2010

Financial Instruments and Other Instruments

As at December 31, 2011, the Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and share purchase warrants denominated in a currency different from the Company’s functional currency.

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. In addition, the Company has share purchase warrants denominated in Canadian dollars.

A significant change in the currency exchange rates between the US dollar relative to Canadian dollar (“CAD”), Ghanaian Cedi and the Australian dollar (“AUS”) could have an effect on the Company’s results of operations, financial position or cash flows. At December 31, 2011 and March 31, 2011, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in foreign currencies. Expressed below in US dollar equivalents:

	December 31, 2011			March 31, 2011
	CAD	Ghana Cedis	AUD	CAD	Ghana Cedis	AUD

Cash and cash equivalents	$61,649,502	$5,422	$-	$171,881,945	$48,177	$-
Accounts payable	(621,148)	(404,873)	(567,075)	(238,338)	(3,699,374)	(25,985)
Share purchase warrants	(70,717)	-	-	(852,070)	-	-

Net exposure	$60,957,637	$(399,451)	$(567,075)	$170,791,537	$(3,351,197)	$(25,985)

A 10% appreciation or deprecation of the above mentioned currencies compared with the US dollar would result in a corresponding increase or decrease in net assets of approximately $6,004,111 as at December 31, 2011 (March 31, 2011 - $16,741,435).

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and nine months ended December 31, 2011 and 2010

Internal Control over Financial Reporting

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. The consolidated financial statements have been prepared by management in accordance with IFRS and in accordance with accounting policies set out in the notes to the consolidated financial statements for the period ended December 31, 2011.

There has been no material change in the Company’s internal control over financial reporting during the nine months ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Evaluation and Effectiveness of Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting as required by Canadian securities laws, and have concluded that such procedures are adequate to ensure accurate and complete disclosures in public filings.

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and nine months ended December 31, 2011 and 2010

Summary of Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares without par value and unlimited preferred shares without par value. As at the date of this MD&A, there were 75,500,838 common shares issued and outstanding.

The following stock options were outstanding as at the date of this MD&A:

Exercise price	Number outstanding at February 14, 2012	Expiry date	Number exercisable at February 14, 2012

C$4.20	365,000	February 5, 2013	365,000
C$1.12	12,500	January 15, 2014	12,500
C$3.31	70,000	June 2, 2014	70,000
C$3.10	225,000	July 2, 2014	225,000
C$3.10	75,000	July 17, 2014	75,000
C$4.01	345,000	October 6, 2014	345,000
C$6.50	220,000	December 13, 2014	220,000
C$6.19	1,412,500	May 26, 2015	1,412,500
C$7.83	105,000	October 20, 2015	90,625
C$9.00	225,000	November 30, 2015	168,750
C$8.00	2,480,000	March 17, 2016	1,550,000
C$7.55	235,000	July 8, 2016	117,500
C$7.66	140,000	August 2, 2016	70,000
	5,910,000		4,721,875
Weighted average contractual life remaining at February 14, 2012	3.46		3.30

Other sources of funding potentially available to the Company are through the exercise of 284,050 broker warrants with an exercise price of $7.50.

Additional disclosures pertaining to the Company’s filing statement, technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and nine months ended December 31, 2011 and 2010

Forward-looking statements

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of  deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the 20-F filing for the year ended March 31, 2011, available on SEDAR at www.sedar.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.